WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

June 9, 2011

Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Moving Box, Inc.
Registration Statement on Form S-1
Amendment No. 7.
File No. 333-168738

Dear Mr. Brown:

We have filed on EDGAR the above Amendment No. 7.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/  MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation

1 .
We have revised this phrase throughout as follows:

We do anticipate entering into any binding contracts, agreements or commitments with any distributors for the Movie and do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing.  However, if we have not secured a qualification for quotation for our securities on the OTC Bulletin Board within 8 weeks after this registration statement is declared effective, we will commence activities related to distributing our Movie thereafter.  Further, because we have not yet entered into any binding contracts, agreements or commitments with any distributors for the Movie, we cannot predict with any certainty the exact future release date of our Movie.

Please see also response to comment 3, below.

2 .	All disclosure information updated to June 1, 2011 as requested and financials updated to May 31, 2011, as required.

3 .
We have revised disclosure concerning future release date of Movie throughout as follows:

We do anticipate entering into any binding contracts, agreements or commitments with any distributors for the Movie and do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing.  However, if we have not secured a qualification for quotation for our securities on the OTC Bulletin Board within 8 weeks after this registration statement is declared effective, we will commence activities related to distributing our Movie thereafter.  Further, because we have not yet entered into any binding contracts, agreements or commitments with any distributors for the Movie, we cannot predict with any certainty the exact future release date of our Movie.

4 .
We have revised our disclosure concerning this comment as follows throughout the filing:

At June 1, 2011, we had $10,021.05 in cash in our bank account.  We anticipate our monthly burn rate for the next 12 months to be approximately $2,500 per month, primarily for the maximum estimated $30,000 of costs, of which there is an estimated $5,000 in remaining unpaid costs of going and an estimated $25,000 in on-going costs of staying public as described herein.

5 .
The Agreement with Mr. Wilcken and other parties has been revised as follows:

1.  Paragraph 3 of the Agreement is replaced entirely with the following:

3.  The promissory noted dated July 13, 2010 as amended on January 13, 2011 from Moving Box to Wilcken attached hereto as Exhibit A (the “Wilcken Note”) is assigned in its entirety to MBE, who assumes all liability thereon and releases Moving Box for any liability on the Wilcken Note.

a.  In addition to amounts advanced under the Note, Wilcken agrees to provide if and when needed all funding for the Moving Box’s going and staying public in the U.S., including but not limited to legal, accounting, EDGAR, filing, corporate and other fees and expenses, if and when needed, regardless of whether or not Moving Box’s registration statement has been declared effective or it has secured a qualification for quotation of our securities on the OTC Bulletin Board.   With respect to funding of Moving Box’s or MBE’s other operational costs and expenses, including costs associated with distribution of the Movie,  Wilcken hereby agrees to provide all such funding if and when needed by Moving Box or MBE.  There is no limit on the amount of Additional Funding which must be provided under this Agreement, and Wilcken agrees to provide all needed Additional Funding as provided above.  Wilcken further represents that he has sufficient liquid assets to meet all of Funding obligations under the Agreement.

2.  All other Terms and Conditions of the Agreement remain in full force and are unchanged by this Amendment.

Conforming disclosure had been made throughout.  The amendment is filed as exhibit 10.8 to the Registration Statement.

6 .
Paragraph updated as follows:

we believe that together with Uptone in connection with the Production Agreement we have contacts for foreign and domestic distribution options, sales agents and public relations and advertising specialists, although we have no binding contracts, agreements or commitments in place with them now.  The Movie was completed on April 20, 2011.   We had a meeting in Los Angeles with Distribution company on April 12, 2011; however, we currently have no binding contracts, agreements or commitments with any distributors for the Movie.  We do anticipate entering into any binding contracts, agreements or commitments with any distributors for the Movie and do not intend to release our Movie until after this registration statement has been declared effective and we have secured a qualification for quotation for our securities on the OTC Bulletin Board, which we believe will facilitate our ability to secure additional financing.  However, if we have not secured a qualification for quotation for our securities on the OTC Bulletin Board within 8 weeks after this registration statement is declared effective, we will commence activities related to distributing our Movie thereafter.  Further, because we have not yet entered into any binding contracts, agreements or commitments with any distributors for the Movie, we cannot predict with any certainty the exact future release date of our Movie.

7 .	Requested changes made to financial statements.

8 .	Financial statements updated as required.